Exhibit 6.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of ________ (the “Effective Date”) by and between StartEngine Assets, LLC, a Delaware limited liability company doing business at 3900 W. Alameda Ave, Suite 1200, Burbank, CA 91505 (“Seller”), and [SERIES NAME] (the “Series”), a series of StartEngine Collectibles Fund I LLC, a Delaware limited liability company doing business at 3900 W. Alameda Ave, Suite 1200, Burbank, CA 91505 (both the Series, and StartEngine Collectibles Fund I LLC are referred to as “Buyer” as the context requires). Buyer and Seller are each referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, as of the Effective Date, Seller owns the Asset (as defined below); and

WHEREAS, subject to the terms and conditions set forth herein, Seller wishes to sell and Buyer wishes to purchase the Asset;

WHEREAS, the Buyer [has conducted][is conducting] an offering (the “Offering”) for sale by the Company of its membership interests (referred to herein as the “Series shares”) as described in the Offering Circular of StartEngine Collectibles Fund I LLC dated as of the date of its qualification by the SEC, as amended by any post-qualification amendment (the “Offering Circular”);

WHEREAS, the purchase of the Asset by the Company will occur on or after the initial closing of the Offering;

WHEREAS, the Buyer intends to use the proceeds of the Offering pay Seller in cash or a combination of cash and Series shares.

NOW, THEREFORE, in consideration of the respective covenants, agreements, representations, warranties and indemnities of the Parties set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.        Interpretation; Defined Terms. When used in this Agreement, the following terms (and grammatical variations thereof) shall have the meanings set forth below:

a.       “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

b.       “Bill of Sale” means a bill of sale substantially in the form as attached hereto as Exhibit 2.

c.       “Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral.

d.       “Encumbrance” means any encumbrance, lien, charge, hypothecation, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of preemption, privilege or any Contract to create any of the foregoing.

e.       “Governmental Authority” means any federal, state, local, municipal, domestic, foreign or multinational government, court, arbitrator, regulatory, administrative or other agency, commission or authority or other governmental entity, instrumentality, department, division, unity branch or authority.

f.       “Intercompany Agreement” means an intercompany agreement substantially in the form as attached hereto as Exhibit 3.

g.        “Knowledge of” a Person and similar phrases means the knowledge of the Person or its Directors or officers, or any of them, after reasonable inquiry.

h.       “Legal Requirements” means any federal, state, local, municipal, domestic, foreign, multinational or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, ruling, order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

i.       “Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the Asset or its condition (financial or otherwise), or (ii) the ability of Seller to consummate the transactions contemplated herein on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (w) any changes, conditions or effects in the United States economy or securities or financial markets in general; (x) changes, conditions or effects that generally affect the market for art or collectables; (y) any change, effect or circumstance resulting from an action required or permitted by this Agreement; or (z) conditions caused by acts of terrorism or war (whether or not declared); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (w), (x) or (z) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on Seller compared to other participants in market for art or collectables.

j.       “Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity, however designated or constituted.

k.       “Representative” means, with respect to any Person, any and all directors, officers, members, managers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

l.       “Transaction Documents” means (i) this Agreement; (ii) the Bill of Sale; and (iii) the other agreements, instruments and documents required to be delivered at the Closing or otherwise required in connection with the transactions contemplated herein.

2.       Sale and Purchase of Asset. Upon the Closing (as defined below), Seller agrees to sell, assign and transfer to Buyer, free and clear of all Encumbrances, and Buyer agrees to purchase from Seller the asset as described in Exhibit 1 along with any and all collateral materials related to such asset in Seller’s possession (i.e. certificates of authenticity) and all of Seller’s right, title and interest therein and thereto (collectively, the “Asset”). The sale and purchase of the Asset will be effective upon the later to occur of Seller’s delivery of the Bill of Sale to Buyer and Buyer’s payment of the Purchase Price to Seller (the “Closing”). The Closing shall take place at a time mutually agreed to in writing by the Parties. In addition to selling, assigning and transferring to the Buyer all right, title and interest in the Asset, upon the Closing, Seller shall transfer all right, title and interest in any Collateral Materials to the Buyer.

3.       License to Seller. Without further action by the Parties, upon the Closing, Buyer grants Seller the right to offer the Asset for sale and to advertise the Asset and a royalty-free license to use any intellectual property provided by Seller to Buyer that is associated with the Asset (the “Retained Rights”). Seller may use the Retained Rights solely in connection with offering the Asset for Sale or advertising the Asset. Seller may assign the Retained Rights to any Affiliate of Seller. The rights granted to Seller pursuant to this Section 3 may be assigned to an Affiliate of Seller and shall terminate upon any sale of the Asset to a third-party. Each of the Parties agree to execute such documents and undertake such actions as reasonably required to effect the intent of this Section 3.

4.       Purchase Price; Taxes. The Buyer shall pay the Seller $ ______ for the Asset (the “Purchase Price”). The Purchase Price shall be paid cash. To the extent the Buyer does not have sufficient cash to pay the Purchase Price the Buyer and Seller shall enter in an Intercompany Agreement. All sales, transfer and similar taxes payable in connection with the transfer and conveyance of the Asset shall be the responsibility of and shall be paid by Seller.

5.       Representations and Warranties of Seller. In connection with Buyer’s purchase of the Asset, Seller represents and warrants to the Buyer as follows:

a.       Seller is a limited liability company, duly formed and organized and validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite power to own or lease its property, to carry on its business as now being conducted by it, to enter into this Agreement and the Transaction Documents, and to perform its obligations hereunder and thereunder. Seller is duly qualified as a foreign corporation to do business in each jurisdiction where such qualification is necessary.

b.       This Agreement and the Transactions Documents have been duly authorized, executed and delivered by Seller and each is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its respective terms.

c.       No Person other than Buyer has any written or oral agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from Seller of the Asset.

d.       The execution and delivery of this Agreement and the Transaction Documents by Seller and the consummation of the transactions herein and therein provided for will not result in: (i) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any (x) obligation of Seller under any Contract to which it is a party, (y) any judgment, decree, order or award of any Governmental Authority having jurisdiction over Seller, or (z) any applicable Legal Requirement; or (ii) the creation or imposition of any Encumbrance on the Asset.

e.       The Asset is owned by Seller as the sole legal and beneficial owner thereof, with good and marketable title thereto, free and clear of all Encumbrances. From and after the Closing, Buyer will have the same good and marketable title to the Asset, free and clear of all Encumbrances other than Permitted Encumbrances, and will be entitled to and enjoy all the same rights and benefits of the Asset as enjoyed by Seller immediately prior to the Closing.

f.       Seller has the Asset insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage will be continued in full force and effect to and including Closing. Seller is not in default with respect to any of the provisions contained in any insurance policy and has not failed to give any notice or present any claim under any such insurance policy in a due and timely fashion.

g.       Seller has complied with all Legal Requirements applicable to the Asset or its ownership.

h.       There is no requirement to make any filing with, give any notice to or to obtain any license, permit, certificate, registration, authorization, consent or approval (“Governmental Approvals”) of, any Governmental Authority as a condition to the lawful consummation of the transactions contemplated by this Agreement. There is no requirement under any Contract relating to the Asset to which Seller is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the consummation of the transactions contemplated by this Agreement.

i.       All federal, state, county, local and foreign taxes, including without limitation, income, gross receipts, excise, import, ad valorem, property, franchise, license, sales, use, payroll, severance and windfall profits taxes, including any penalty, addition to tax, interest, assessment or other charge imposed thereon (collectively, “Taxes”), due and payable by Seller with respect to the Asset for any period ending prior to the Closing Date have been paid in ful1, except for those current taxes not yet due and such taxes shall be paid in due course by Seller. There are no federal, state or local tax Encumbrances upon any of the Asset, and the Asset will be conveyed to the Buyer free and clear of all such Encumbrances. All tax returns required to be filed by or with respect to Seller prior to the Closing Date have been filed and all Taxes due as shown thereon have been paid. All such tax returns are true, correct and complete and accurately set forth all items to the extent required to be reflected or incurred in such tax returns by applicable Legal Requirements. No issues have been raised (or are currently pending) by any Governmental Authority the adverse determination of which could result in an Encumbrance upon the Asset. No waivers of statutes of limitations as to any tax matters have been given or requested with respect to Seller. Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party and no person treated as an independent contractor has been reclassified as an employee by any governmental authority. Seller is not a party to any Tax allocation or Tax sharing agreement. There is no obligation to file tax returns in any jurisdiction in which Seller currently is not filing such tax returns. Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code.

j.       There are no actions, suits or proceedings pending or, to the Knowledge of Seller, threatened, against, affecting or relating to the Asset. Seller is not aware of any ground on which any such action, suit or proceeding might be commenced.

k.       There are no liabilities of Seller or any Related Party, whether or not accrued and whether or not determined or determinable, in respect of which the Buyer may become liable on or after the consummation of the transactions herein provided for.

l.       Seller has not dealt with, and is not obligated to make any payment to, any finder, broker, investment banker or financial advisor in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions.

m.       Neither this Agreement nor any document to be delivered by Seller in connection with this Agreement or any certificate, report, statement or other document furnished by or on behalf of Seller in connection with the negotiation of this Agreement (i) contains or will contain any untrue statement of a material fact or (ii) omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the Knowledge of Seller, there has been no event, transaction or information that has come to the attention of Seller that has not been disclosed to the Buyer in writing that could reasonably be expected to have a Material Adverse Effect.

6.       Representations and Warranties of Buyer. In connection with Seller’s sale of the Asset, Buyer represents and warrants to Seller as follows:

a.       Buyer is a limited liability company duly formed and organized and validly existing under the laws of the state of Delaware and has the corporate power to enter into this Agreement and the Transaction Documents to which it is a party and to perform its respective obligations hereunder and thereunder. Buyer is duly qualified as a foreign corporation to do business in each jurisdiction where such qualification is necessary.

b.       This Agreement and the Transaction Documents have been duly authorized, executed and delivered by Buyer and are each a legal, valid and binding obligation of each of them, enforceable against them by Seller in accordance with their respective terms.

c.       The execution and delivery of this Agreement and the Transaction Documents to which they are party by Buyer and the consummation of the transactions herein provided for will not result in: (i) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any (x) obligation of Buyer under any Contract to which it is a party, (y) any judgment, decree, order or award of any Governmental Authority having jurisdiction over Buyer, or (z) any applicable Legal Requirement; or (ii) the creation or imposition of any Encumbrance the Asset.

d.       There is no requirement for Buyer to make any filing with, give any notice to or obtain any Governmental Approval of, any Governmental Authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, other than filings required to be made with the SEC under the Exchange Act.

e.       Buyer has not dealt with, and is not obligated to make any payment to, any finder, broker, investment banker or financial advisor in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions.

f.       Neither this Agreement nor any document to be delivered by Buyer in connection with this Agreement or any certificate, report, statement or other document furnished by or on behalf of Buyer in connection with the negotiation of this Agreement (i) contains or will contain any untrue statement of a material fact or (ii) omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. To the Knowledge of Buyer, there has been no event, transaction or information which has come to the attention of Buyer that has not been disclosed to the Seller in writing which could reasonably be expected to have a Material Adverse Effect.

7. Seller’s Covenants.

a.       Between the Effective Date and the Closing or the termination of this Agreement in accordance with its terms, Seller shall:

i.	use best efforts to maintain and preserve the Asset;

ii.	furnish to Buyer true, correct and complete copies of all records, documentation and other information in its possession as Buyer may reasonably request concerning the Asset;

iii.	cooperate with Buyer with respect to all filings, permits or consents that Buyer elects to make or obtain or is required by requirements of law or other Persons to make or obtain in connection with the transactions contemplated herein; and

iv.	provide prompt notice to Buyer upon becoming aware of any event or occurrence capable of causing a material impact on the business of Seller.

b.       Between the Effective Date and the Closing or the termination of this Agreement in accordance with its terms, and except as otherwise contemplated by this Agreement or as Buyer shall otherwise consent in writing in advance, Seller will not, and Seller shall cause its Representatives not to, directly or indirectly:

i.	amend existing insurance coverage applicable to the Asset;

ii.	take any action that could be reasonably expected to prevent or materially delay the consummation of the transactions contemplated herein;

iii.	sell, lease or otherwise transfer, or create or incur any Encumbrance on the Asset;

iv.	settle or compromise any material claims related to the Asset; or

v.	agree to take any of the foregoing actions, except as expressly contemplated by this Agreement and the other agreements expressly contemplated hereby.

8.       Buyer’s Covenants.

a.       Between the Effective Date and the Closing or the termination of this Agreement in accordance with its terms, Buyer shall:

i.	cooperate with Seller with respect to all filings, permits or consents that Seller elects to make or obtain or is required by requirements of law or other Persons to make or obtain in connection with the transactions contemplated herein; and

ii.	provide notice to Seller as promptly as reasonably practicable upon becoming aware of any event or occurrence capable of causing a material impact on the business of Buyer; and

9.       Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be paid by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

10.       Further Assurances. Following the Effective Date and the Closing, or until the earlier termination of this Agreement in accordance with its terms, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated herein.

11.       Termination.

a.       This Agreement may be terminated at any time before the Closing Date, by mutual written consent of Seller and Buyer.

b.       In the event of termination of this Agreement pursuant to this Section [_], this Agreement shall become void and of no further force or effect with no liability on the part of any Party hereto; provided, however, that nothing shall relieve any Party hereto from liability for actual damages to the other Parties hereto resulting from a material breach of this Agreement by such Party and further provided that Sections [_] of this Agreement shall survive any termination.

12.       Miscellaneous.

a.       All notices and communications to be given or otherwise made to either Party shall be sent to such Party at: [Address], Attention: [__________]. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of California are legally closed for business.

b.       This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

c.       This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the State of California without giving effect to its conflict of law provisions and each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the state and federal courts located in Los Angeles County, California.

d.       If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

e.       Except as set forth in Section 3 of this Agreement, neither Party may assign, transfer, or otherwise dispose of all or part of its rights or obligations hereunder without the prior written consent of the other Party. This Agreement shall inure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns.

f.       No amendment of this Agreement shall be effective unless signed by all of the Parties. No waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

g.       Except as otherwise specifically set forth herein, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person (other than the Parties and their permitted assigns) any legal or equitable rights hereunder.

h.       This Agreement may be executed in counterparts and delivered via facsimile transmission or via email with scan attachment and any such counterpart executed and delivered via facsimile transmission or via email with scan attachment will be deemed an original for all intents and purposes.

i.       In this Agreement, the use of the singular number only shall include the plural and vice versa and the use of words importing gender shall include all genders.

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first above written.

STARTENGINE ASSETS, LLC

By:_______________________

[Leon Benrimon]

Its:_______________________

STARTENGINE COLLECTIBLES FUND I LLC

By:_______________________

[Leon Benrimon]

Its:_______________________

Exhibit 1

[Description and Photo of Asset]

Exhibit 2

THIS BILL OF SALE made as of ______________, (this “Bill of Sale”), by StartEngine Assets, LLC, a Delaware limited liability company (“Seller”), in favor of StartEngine Collectibles Fund I LLC, a Delaware limited liability company (“Buyer”).

For value received, Seller hereby irrevocably and without condition or reservation of any kind, sells, assigns, transfers and conveys to Buyer [DESCRIPTION OF ASSET] (the “Asset”) and all right to possession and all legal and equitable ownership of the Asset, to have and to hold the Asset unto Buyer, its successors and assigns.

The Asset is being transferred subject to the provisions, terms, conditions, covenants, representations and warranties in the Asset Agreement by and between Seller and Buyer effective as of __________________, and all such provisions, terms, conditions, covenants, representations and warranties of the parties thereunder are incorporated herein by this reference as if fully set forth herein in their entirety.

STARTENGINE ASSETS, LLC

By:_______________________

[NAME]

Its:_______________________

Exhibit 3

[Form of Intercompany Agreement]